SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Milastar Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

599100 10 4

(CUSIP Number)

Dennis J. Stevermer

1729 Colvin Avenue

St. Paul, Minnesota 55116

(651) 699-6751

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 599100 10 4	13D

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dennis J. Stevermer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,850,013*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,850,013*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,013*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Represents 130,000 shares purchasable pursuant to the exercise of options.

Explanatory Statement

Dennis J. Stevermer (the "Reporting Person") hereby amends his statement on Schedule 13D originally filed on July 1, 2005 and amended by Amendment No. 1 thereto filed on November 8, 2005 (collectively, the "Schedule 13D"), with respect to his beneficial ownership of shares of Class A Common Stock (the "Shares"), of Milastar Corporation which class of securities is registered under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Although the Reporting Person has maintained his previously reported beneficial ownership of Shares, this amendment is filed to report that such beneficial ownership will, from this point forward, be reported by Easton Southpaw Incorporated, a Delaware corporation. Easton Southpaw Incorporated intends to file its own Schedule 13D concurrent with the filing of this amendment.

As a result of the foregoing, this Schedule 13D will no longer be updated.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2006

(Date)

/s/ Dennis J. Stevermer

(Signature)

Dennis J. Stevermer

Shareholder

(Name/Title)